SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

INTELLIGENT MEDICINE ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45828D106
(CUSIP Number)

Intelligent Medicine Sponsor LLC
9001 Burdette Road
Bethesda, MD 20817

(202) 905-5834
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45828D106	13D	Page 2 of 8

1.	Names of reporting persons. Intelligent Medicine Sponsor LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,700,000(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,700,000(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,700,000(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 80.1% (1)(2)
14.	Type of reporting person (see instructions) OO

(1)	The Reporting Person owns 4,700,000 shares of class B common stock of the Issuer, which are automatically convertible into the Issuer’s Class A common stock, on a one for one basis, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333 - 260205) (the “Registration Statement”).
(2)	Reflects conversion of the Class B common stock into Class A common stock.

CUSIP No. 45828D106	13D	Page 3 of 8

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Intelligent Medicine Acquisition Corp. (the “Issuer”), a Delaware corporation. The principal executive offices of the Issuer are located at 9001 Burdette Rd., Bethesda, MD, 20817.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Intelligent Medicine Sponsor LLC (the “Reporting Person”), a

Delaware limited liability company.

(b)	The business address of the Reporting Person is 9001 Burdette Rd., Bethesda, MD, 20817.

(c)	The present principal occupation or employment of the Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

The Reporting Person is the sponsor of the Issuer. The business and purpose of the Sponsor is to invest in the securities of the Issuer, to assist the Issuer in sourcing, analyzing and consummating acquisition opportunities and to exercise all other powers necessary or reasonably connected or incidental thereto.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for the Reporting Person is listed in Row 6 of the cover page hereto.

Intelligent Medicine Sponsor LLC

Managing Members:

Gregory C. Simon

Jack D. Hidary

Samir N. Khleif

Geoffrey S. Ling

Address of Managing Members:

c/o Intelligent Medicine Sponsor LLC,

9001 Burdette Rd., Bethesda, MD 20817

CUSIP No. 45828D106	13D	Page 4 of 8

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person did not use any funds with respect to the transaction; rather, the Reporting Person contributed 200,000 shares of its Class B Common Stock to the Issuer’s IPO trust account which is described in the Registration Statement.

Item 4.	Purpose of Transaction

The Reporting Person contributed 200,000 shares of Class B Common Stock to the Issuer’s IPO trust account for the benefit of the public shares that were not redeemed by the public shareholders in connection with the special meeting of shareholders of the Issuer held on February 8, 2023. The Reporting Person holds the securities reported herein for investment and in furtherance of its stated business and purpose, as specified in Item 2 of this Schedule 13D.

Other than as described herein or as permitted by the Issuer’s charter, the Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number of securities to which this Schedule 13D relates is 4,700,000 shares of Common Stock, representing 80.1% of the 5,865,139 shares of Common Stock outstanding as reported by the issuer which assumes the conversion of 4,700,000 shares of Class B common stock into Class A common stock.

The Reporting Person is the record holder of the securities reported herein. The Reporting Person is managed by a board of managers consisting of Gregory C. Simon, Jack D. Hidary, Samir N. Khleif and Geoffrey S. Ling (the “Managers”). Any action by the Reporting Person with respect to the Issuer or the securities reported herein, including voting and dispositive decisions, requires a majority vote of the members of the board of managers. Under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of our sponsor’s managers, none of the managers of the Reporting Person is deemed to be a beneficial owner of the securities reported herein, even those in which such manager holds a pecuniary interest.

The Reporting Person also owns Private Placement Warrants (as described in the Registration Statement) exercisable for 9,245,000 shares of Common Stock which are not currently exercisable.

(b)	Each of the Managers hold a direct or indirect interest in our sponsor. Each such Manager disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(c)	On February 8, 2023, the Reporting Person contributed 200,000 shares of Class B common stock to the Issuer’s trust account.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 45828D106	13D	Page 5 of 8

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in the Registration Statement under the heading “Description of Securities – Founder Shares,” the shares of Class B common stock, par value $0.0001 per share, have no expiration date and will automatically convert into shares of Class A common stock, par value $0.0001 per share, at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Registration Statement.

The securities reported herein do not participate in, and are not otherwise entitled in any manner to, any of the proceeds in the Trust Account, as such term is defined in the Issuer’s certificate of incorporation; as such, the relevant provisions set forth in Article NINE of the Issuer’s certificate of incorporation pertaining to the redemption, conversion and/or tender of shares of Class A Common Stock for cash do not apply to such Securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 21, 2023

INTELLIGENT MEDICINE SPONSOR LLC

By:	/s/ Gregory C. Simon
Gregory C. Simon, Manager

SCHEDULE I

INFORMATION WITH RESPECT TO EXECUTIVE

OFFICERS AND DIRECTORS OF THE UNDERSIGNED

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal business occupation or employment; and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws, except as reported in Item 2(d) and (e) of this Schedule 13D.

Name	Present Principal Occupation or Employment and Address	Citizenship
Greg Simon, Managing Member	CEO and CFO of Intelligent Medicine Acquisition Corp, 9001 Burdette Rd., Bethesda, MD 20817	US

Jack Hidary, Managing Member	Chairman of the Board of Intelligent Medicine Acquisition Corp, 9001 Burdette Rd., Bethesda, MD 20817	US

Samir N. Khleif, Managing Member	Biomedical Scholar and Professor and Director of the Immunology and Immunotherapy Center, the Loop Immuno-Oncology Laboratory, at Georgetown University, 3900 Reservoir Road NW, Washington, DC 20007	US

Geoffrey Ling, Managing Member	CEO of On Demand Pharmaceuticals, 1550 E Gude Dr, Rockville, Maryland, 20850, United States	US

SCHEDULE II

INFORMATION WITH RESPECT TO

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR

SINCE THE MOST RECENT FILING ON SCHEDULE 13D

On February 8, 2023, the Sponsor contributed 200,000 shares of Class B Common Stock to the Issuer’s IPO trust account.